UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 11-K

[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

     FOR  THE FISCAL YEAR ENDING DECEMBER 31, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 001-15469

                                   ----------

(A) FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAME BELOW.

             THERMOVIEW INDUSTRIES, INC. 401(k) PROFIT SHARING PLAN

(B) NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                           THERMOVIEW INDUSTRIES, INC.
                              5611 Fern Valley Road
                              Louisville, KY 40228

                              REQUIRED INFORMATION

(a) FINANCIAL STATEMENTS. FILED AS PART OF THIS REPORT ON FORM 11-K ARE THE FINANCIAL STATEMENTS AND THE SCHEDULES THERETO OF THE THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN AS REQUIRED BY FORM 11-K, TOGETHER WITH THE REPORT THEREON OF CROWE, CHIZEK AND COMPANY, LLP, INDEPENDENT AUDITORS, DATED APRIL 23, 2003.

(b)  EXHIBITS.  A CONSENT OF CROWE,  CHIZEK AND  COMPANY  LLC IS BEING  FILED AS
EXHIBIT 23.01 TO THIS REPORT.

                           THERMOVIEW INDUSTRIES, INC.
                           401(K) PROFIT SHARING PLAN
                              Louisville, Kentucky

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE
                           December 31, 2002 and 2001



                           THERMOVIEW INDUSTRIES, INC.
                           401(K) PROFIT SHARING PLAN
                              Louisville, Kentucky

                              FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE
                           December 31, 2002 and 2001


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS........................................        1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS..................        2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS...................................................        3

     NOTES TO FINANCIAL STATEMENTS....................................      4-8


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
       (HELD AT END OF YEAR)..........................................        9

                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator
ThermoView Industries, Inc. 401(k) Profit Sharing Plan
Louisville, Kentucky


We have audited the accompanying statements of net assets available for benefits of ThermoView Industries, Inc. Profit Sharing Plan as of December 31, 2002 and 2001 and the statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on Schedule H, Part VI, Line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.




                                      Crowe Chizek and Company LLC

Louisville, Kentucky
April 23, 2003

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------


                                                     2002                2001
                                                     ----                ----
ASSETS
Investments
     Mutual funds                             $     3,316,501     $    3,335,321
     Collective trust funds                         2,994,784          3,304,973
     Participant loans                                438,599            362,061
                                              ---------------     --------------
         Total investments                          6,749,884          7,002,355

Contributions receivable
     Participant                                      109,706            109,721
     Employer                                          16,625             16,053
                                              ---------------     --------------
                                                      126,331            125,774
                                              ---------------     --------------

Total assets                                        6,876,215          7,128,129

LIABILITIES
Refunds payable                                        49,906             63,186
                                              ---------------     --------------

NET ASSETS AVAILABLE FOR BENEFITS             $     6,826,309     $    7,064,943
                                              ===============     ==============













                             See accompanying notes.

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     Years ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                      2002                2001
                                                      ----                ----
Additions to net assets attributed to:
     Investment income
         Net depreciation in fair value
          of investments                     $      (948,563)    $   (1,029,793)
         Interest and dividends                       51,395             54,513
                                              ---------------     --------------
                                                    (897,168)          (975,280)

     Contributions
         Employer                                    179,185            229,028
         Participants                              1,339,126          1,456,400
         Rollovers                                    10,107             11,628
                                             ---------------     --------------
                                                   1,528,418          1,697,056

     Transfers from other plans                            -             51,845
                                             ---------------     --------------
              Total additions                        631,250            773,621

Deductions from net assets attributed to:
     Benefits paid to participants                   837,323            964,345
     Administrative expenses                          32,561             27,348
                                             ---------------     --------------
         Total deductions                            869,884            991,693
                                             ---------------     --------------

Net decrease                                       (238,634)           (218,072)

Net assets available for benefits
     Beginning of year                             7,064,943          7,283,015
                                             ---------------     --------------

     End of year                             $     6,826,309     $    7,064,943
                                             ===============     ==============


                            See accompanying notes.

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the ThermoView Industries, Inc. 401(k) Profit Sharing Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan which covers substantially all eligible employees. The Plan was established to provide and administer retirement benefits for the employees of ThermoView Industries, Inc. (the Company). The Trustee of the plan is PNC Bank, Kentucky, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Mergers: The following plan of an entity acquired by the Company was merged into the ThermoView, Inc. 401(k) Profit Sharing Plan during 2001:

                 Plan Name                 Effective Date     Assets Transferred

     Thermo-Tilt Retirement Savings Plan   January 31, 2001         $51,845

Contributions: Subject to applicable IRS limitations, participating employees may contribute from 1 to 15 percent of their annual salaries or wages to the Plan. The Company currently matches 25 percent of the first six percent of compensation contributed. Participants may change their deferral election semi-annually.

A participant may contribute any rollover contribution received by the participant or to which the participant is entitled from another qualified trust; such rollover contributions are deposited in the participants rollover account.

Forfeitures: Forfeitures are used as a reduction of employer contributions. In 2002 and 2001, employer contributions were reduced by forfeitures of $44,155 and $33,857, respectively.

Investment Options: Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the Plan's fund options. Participants are permitted to transfer existing assets between plan funds at any time throughout the year. Currently participants are capable of making investment allocation changes on-line. All amounts in participants' accounts are participant-directed.

Participant Accounts: Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, plan earnings, and are charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.




                                  (Continued)

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Participants become fully vested in contributions by the Company and the corresponding income under the following circumstances:

a.   Attaining normal retirement age of 65;
b.   Death;
c.   The date a participant becomes totally disabled as defined in the Plan; or
d. Completion of service with the Company in accordance with the ERISA graded vesting schedule below:

                  Years of Service             Percent Vested

                  Less than 2 years                   0%
                  2 but less than 3                  20%
                  3 but less than 4                  40%
                  4 but less than 5                  60%
                  5 but less than 6                  80%
                  6 or more                         100%

Eligibility: An employee becomes eligible to participate immediately after 90 days of service and attainment of age twenty-one or older.

Participant Loans: Subject to a minimum of $1,000, participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance reduced by their highest outstanding loan balance during the year, even if the amounts have been repaid. Generally, loans are taken from all investment funds on a pro rata basis, and loan repayments will be credited to investment funds on the same basis as contributions. Loan terms range from 1-5 years or up to 20 years for the purchase of a principal residence. The loans are secured by 50 percent of the participant's vested account balance and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rate on each loan is one percent above the prime rate in effect at PNC Bank at the beginning of the month in which the loan is made. The rate will remain fixed until the loan is paid in full. Each loan will provide for level payments of principal and interest, and the payments will conform to the normal payroll cycle.

Administrative Expenses: The Company pays fees, except for investment management fees associated with the PNC Investment Contract Fund, for administration and other services. The Plan is not charged for administrative services performed on its behalf by the Company.


                                  (Continued)

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Amendment: Effective January 1, 2002, the Plan document was amended with the adoption of a prototype plan in order to comply with certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accounting records of the Plan are maintained on the accrual basis of accounting.

Valuations of Investments: The Plan's investments are held by PNC Bank, Kentucky, Inc. (the Trustee). The Plan's investments are stated at fair value. Mutual Funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the collective trust funds is based on quoted redemption values of the participating units held by the Plan at year end on the last business day of the plan year. Participant loans are valued at their outstanding balance, which approximates fair value.

Estimates in the Financial Statements: The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates. It is at least reasonably possible that significant changes may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.


                                  (Continued)

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS

Investments that represent five percent or more of the Plan's net assets at December 31, 2002 and 2001 are as follows:

                                                            2002         2001
                                                            ----         ----
Mutual funds
    American Century Income and Growth Fund            $  531,437   $   617,443
    American Century International and Growth Fund        344,634          --
    Blackrock Index Equity Fund                           652,843       815,099
    Janus Advisor Capital Appreciation Fund             1,036,381     1,166,885

Collective trust funds
    PNC Aggressive Profile Fund                        $  489,753   $   636,290
    PNC Balanced Profile Fund                             783,227     1,298,805
    PNC Investment Contract Fund                        1,721,804     1,237,685

Participant loans                                         438,599       362,061

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) depreciated in fair value as determined by quoted market prices as follows:

                                                            2002         2001
                                                            ----         ----

    Mutual funds                                       $ (662,396)  $  (690,363)
    Collective trusts                                    (286,167)     (339,430)
                                                       -----------   -----------

                                                       $ (948,563)  $(1,029,793)
                                                       ===========  ===========

NOTE 4 - INCOME TAX STATUS

A favorable tax determination letter, from the Internal Revenue Service, was obtained for a prototype plan that was used to develop the Plan document. However, no separate determination letter specifically for the Plan has been requested. The Plan sponsor believes that the Plan continues to qualify and to operate as designed.




                                 (Continued)

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001
--------------------------------------------------------------------------------

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain Plan investments are mutual funds and collective trust managed by PNC Bank. PNC Bank is the trustee of the Plan and, therefore, qualifies as a party-in-interest. Fees and commissions of $21,951 and $21,634 have been paid to PNC Bank during 2002 and 2001, respectively.


NOTE 6 - BENEFIT OBLIGATIONS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the plan, but who have not been paid. Plan assets allocated to these participants were $25,078 and $29,936 at December 31, 2002 and 2001, respectively.


NOTE 7 - SUBSEQUENT EVENT

In January 2003, the Plan document was amended to allow the Company's stock as an investment choice. The participants may elect to invest up to 20 percent of their account balance in the Company's stock.

                              SUPPLEMENTAL SCHEDULE

             THERMOVIEW INDUSTRIES, INC. 401(K) PROFIT SHARING PLAN
                SCHEDULE H, PART VI, LINE 4i - SCHEDULE OF ASSETS
                              (HELD AT END OF YEAR)
                                December 31, 2002
--------------------------------------------------------------------------------


Plan Sponsor:           ThermoView Industries, Inc. 401(k) Profit Sharing Plan
               -----------------------------------------------------------------
Employer Identification Number:            61-1325129
                               -------------------------------------------------
Three Digit Plan Number:                   001
                        --------------------------------------------------------

(a)                (b)                             (c)          (d)       (e)
                                             Description of             Current
       Identity of Involved Party              Investment      Cost**    Value
       --------------------------              ----------      -----   ---------

       Mutual Funds
         American Century Income
           and Growth Fund                    24,468 shares     $-     $ 531,437
         American Century International
           and Growth Fund                    54,103 shares      -       344,634
         American Century Conservative
           Fund Advisor                       29,602 shares      -       143,568
         American Century Moderate
           Fund Advisor                        3,512 shares      -        18,404
         American Century Aggressive
           Fund Advisor                        2,381 shares      -        13,098
         Aim Small Capital Growth                583 shares      -        10,773
         Aim Basic Value                         973 shares      -        21,272
   *     Blackrock Index Equity Fund          38,744 shares      -       652,843
   *     Blackrock Interim Bond Class A        2,669 shares      -        26,233
         Invesco Dynamics                     17,179 shares      -       182,269
         Janus Advisor Capital Appreciation   57,834 shares      -     1,036,381
         Janus Advisor Flex Income            26,164 shares      -       325,742
         Federated Mid-Cap Index                 691 shares      -         9,847

       Collective trusts
   *     PNC Aggressive Profile Fund          36,233 shares      -       489,753
   *     PNC Balanced Profile Fund            50,308 shares      -       783,227
   *     PNC Investment Contract Fund        691,654 shares      -     1,721,804

   *   Participant loans                     5.75% to 10.5%              438,599
                                                                    ------------

                                                                    $  6,749,884

*    Denotes investment held by a party-in-interest.

**   No cost information is provided since investments are participant directed.

                                INDEX TO EXHIBITS

Exhibit
Number                      Description of Exhibits

23.01       -    Consent of Crowe Chizek and Company LLC



Exhibit 23.01



                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We hereby consent to the use of our report, dated April 23, 2003, on the financial statements of the ThermoView Industries, Inc. 401(k) Profit Sharing Plan included in this Annual Report on Form 11-K for the year ended December 31, 2002 and incorporated by reference in ThermoView Industries, Inc. Registration Statement on Form S-8.




                                     Crowe Chizek and Company LLC

Louisville, Kentucky
June 30, 2003